UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tuesday Morning Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

899035505

(CUSIP Number)

December 19, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 899035505

1	Names of reporting persons Douglas M. MacMahon
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 219,581
	6	Shared voting power 1,400,156 (1)
	7	Sole dispositive power 219,581
	8	Shared dispositive power 1,400,156 (1)
9	Aggregate amount beneficially owned by each reporting person 1,619,737
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 3.4% (2)
12	Type of reporting person (see instructions) IN

(1)

The amount reported includes 620,930 shares of common stock of the Issuer, par value $0.01 per share (“Shares”), held in a revocable trust, of which Mr. MacMahon and his spouse serve as trustees. The amount reported also includes 779,226 Shares held by Teewinot Partners, L.P., a limited partnership, the general partner of which is controlled by Mr. MacMahon and his spouse.

(2)	Based on 47,738,988 Shares outstanding as of November 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 899035505

1	Names of reporting persons Robert I. Parks, III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 777,927 (1)
	7	Sole dispositive power 0
	8	Shared dispositive power 777,927 (1)
9	Aggregate amount beneficially owned by each reporting person 777,927
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 1.6% (2)
12	Type of reporting person (see instructions) IN

(1)	The amount reported consists of shares of common stock of the Issuer, par value $0.01 per share (“Shares”), jointly held by Mr. Parks and his spouse.
(2)	Based on 47,738,988 Shares outstanding as of November 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

Item 1(a)	Name of issuer:

Tuesday Morning Corporation

Item 1(b)	Address of issuer’s principal executive offices:

6250LBJ Freeway, Dallas, Texas 75240

Item 2(a)	Name of person filing:

This Schedule is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Douglas M. MacMahon; and

(ii)	Robert I. Parks, III.

Each Reporting Person declares that neither the filing of this Schedule nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 2(b)	Address or principal business office or, if none, residence:

(i)	The address of the principal business office of Mr. MacMahon is 8214 Westchester Dr., Suite 550, Dallas, Texas 75225.

(ii)	The address of the principal business office of Mr. Parks is 8214 Westchester Dr., Suite 550, Dallas, Texas 75225.

Item 2(c)	Citizenship:

Each Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Shares”).

Item 2(e)	CUSIP No.:

899035505

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:___________.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

(i)	As of December 19, 2019, Mr. MacMahon may be deemed to be the beneficial owner of 1,619,737 Shares.

(ii)	As of December 19, 2019, Mr. Parks may be deemed to be the beneficial owner of 777,927 Shares.

(b)	Percent of Class:

(i) As of December 19, 2019, Mr. MacMahon may be deemed to be the beneficial owner of approximately 3.4% of the Shares outstanding, based on 47,738,988 Shares outstanding as of November 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

(ii) As of December 19, 2019, Mr. Parks may be deemed to be the beneficial owner of approximately 1.6% of the Shares outstanding, based on 47,738,988 Shares outstanding as of November 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

(c)	Number of shares as to which such person has:

(i)	As of December 19, 2019, for Mr. MacMahon:

(A)	Sole power to vote or to direct the vote:

(B)	Shared power to vote or to direct the vote: 1,400,156 (1)

(C)	Sole power to dispose or to direct the disposition of: 219,581

(D)	Shared power to dispose or to direct the disposition of: 1,400,156 (1)

(1)

The amount reported includes 620,930 Shares held in a revocable trust, of which Mr. MacMahon and his spouse serve as trustees. The amount reported also includes 779,226 Shares held by Teewinot Partners, L.P., a limited partnership, the general partner of which is controlled by Mr. MacMahon and his spouse.

(ii)	As of December 19, 2019, for Mr. Parks:

(A)	Sole power to vote or to direct the vote: 0

(B)	Shared power to vote or to direct the vote: 777,927 (1)

(C)	Sole power to dispose or to direct the disposition of: 0

(D)	Shared power to dispose or to direct the disposition of: 777,927 (1)

(1)	The amount reported consists of Shares jointly held by Mr. Parks and his spouse.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2019

DOUGLAS M. MACMAHON
/s/ Douglas M. MacMahon

ROBERT I. PARKS, III
/s/ Robert I. Parks, III

EXHBIT INDEX

Exhibit	Page No.
A. Joint Filing Agreement	10